Pricing supplement To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement AE dated May 1, 2008	Pricing supplement No. 682AE to Registration Statement No. 333-137902 Dated June 26, 2009; Rule 424(b)(2)
Deutsche Bank AG
Structured Investments	Deutsche Bank $3,100,000 Semi-Annual Review Notes Linked to the S&P 500® Index due June 30, 2011
General
•
The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four semi-annual Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, investors are protected against a decline of up to 10% in the Index as of the final Review Date but will lose some or all of their investment if the Index has declined by more than 10% from the Initial Index Level. Investors in the notes must be willing to accept this risk of loss of investment, and be willing to forgo coupon and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.

•	The first Review Date, and therefore the earliest date on which a call may be initiated, is December 28, 2009.
•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing June 30, 2011.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on June 26, 2009 (the “pricing date”) and are expected to settle on July 1, 2009.
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The S&P 500® Index (the “Index”).
Automatic Call:
If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	On December 28, 2009 and July 2, 2010 the Call Level = (90% x Initial Index Level). On December 27, 2010 and June 27, 2011 the Call Level = Initial Index Level.
Payment if called:
For every $1,000 face amount of notes, you will receive one payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:

$1,000 + ($1,000 x 5.35%) if called on the first Review Date
$1,000 + ($1,000 x 10.70%) if called on the second Review Date
$1,000 + ($1,000 x 16.05%) if called on the third Review Date
$1,000 + ($1,000 x 21.40%) if called on the final Review Date

Payment at Maturity:
If the notes are not called, you will receive $1,000 per $1,000 principal amount of notes that you hold at maturity if, as of the final Review Date, the Ending Index Level has declined by 10% or less from the Initial Index Level. If, as of the final Review Date, the Ending Index Level has declined by more than 10% from the Initial Index Level, you will lose 1.1111% of the face amount of your notes for every 1% that the Index declines below 10% of the Initial Index Level and your payment per $1,000 face amount of notes will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]

If the notes are not called and the Index Return reflects a decline of the Index by more than 10%, you will lose some or all of your investment at maturity.

Buffer:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
If the notes have not been called, the Index Return will be negative.
Initial Index Level:	918.90
Ending Index Level:	The Index closing level on the final Review Date.
Review Dates†:	December 28, 2009 (first Review Date), July 2, 2010 (second Review Date), December 27, 2010 (third Review Date) and June 27, 2011 (final Review Date)
Listing:	The notes will not be listed on any securities exchange.
Maturity Date†:	June 30, 2011
CUSIP:	2515A0 L2 7

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 8 of the accompanying product supplement for review notes and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement for review notes, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$15.00	$985.00
Total	$3,100,000.00	$46,500.00	$3,053,500.00
(1) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer of $15.00 per $1,000 face amount of notes.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.
Calculation of Registration Fee
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,100,000.00	$172.98

JPMorgan
Placement Agent

June 26, 2009

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement AE dated May 1, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement AE dated May 1, 2008:
http://www.sec.gov/Archives/edgar/data/1159508/000119312508099377/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date, using an Initial Index Level of 918.90, as shown under the column "Index Level at Review Date.” The table below is based on the following assumptions:

•
The call premiums used to calculate the call price applicable to the first, second, third and final Review Dates are 5.35%, 10.70%, 16.05% and 21.40% respectively, regardless of the appreciation of the Index, which may be significant;

•
The Call Level for the first Review Date, second Review date, third Review Date and final Review date are equal to (90% x Initial Index Level), (90% x Initial Index Level), (100% x Initial Index Level) and (100% x Initial Index Level), respectively; and

•	Payment on any Review Date assumes that each Index closing level on all earlier Review Dates was not greater than or equal to the Review Date’s applicable Call Level.

There will be only one payment on the notes, whether automatically called or redeemed at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. Numbers in the table and the examples below have been rounded for ease of analysis.

Index Level at Review Date	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Final Review Date
1,654.02	80%	5.35%	10.70%	16.05%	21.40%
1,562.13	70%	5.35%	10.70%	16.05%	21.40%
1,470.24	60%	5.35%	10.70%	16.05%	21.40%
1,378.35	50%	5.35%	10.70%	16.05%	21.40%
1,286.46	40%	5.35%	10.70%	16.05%	21.40%
1,194.57	30%	5.35%	10.70%	16.05%	21.40%
1,102.68	20%	5.35%	10.70%	16.05%	21.40%
1,010.79	10%	5.35%	10.70%	16.05%	21.40%
918.90	0%	5.35%	10.70%	16.05%	21.40%
909.71	-0.1%	5.35%	10.70%	N/A	0.00%
872.96	-5.0%	5.35%	10.70%	N/A	0.00%
827.01	-10%	5.35%	10.70%	N/A	0.00%
781.07	-15%	N/A	N/A	N/A	-5.56%
735.12	-20%	N/A	N/A	N/A	-11.11%
643.23	-30%	N/A	N/A	N/A	-22.22%
551.34	-40%	N/A	N/A	N/A	-33.33%
459.45	-50%	N/A	N/A	N/A	-44.44%
367.56	-60%	N/A	N/A	N/A	-55.56%
275.67	-70%	N/A	N/A	N/A	-66.67%
183.78	-80%	N/A	N/A	N/A	-77.78%
91.89	-90%	N/A	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 918.90 to an Index closing level of 1,010.79 on the first Review Date. Because the Index closing level on the first Review Date of 1,010.79 is greater than the Call Level of 827.01, the notes are automatically called, and the investor receives a single payment of $1,053.50 per $1,000 face amount of notes. There will be no further payments on the notes.

Example 2: The level of the Index decreases from the Initial Index Level of 918.90 to an Index closing level of 872.96 on the first Review Date. Because the Index closing level on the first Review Date of 872.96 is greater than the Call Level of 827.01, the notes are automatically called, and the investor receives a single payment of $1,053.50 per $1,000 face amount of notes. There will be no further payments on the notes.

Example 3: The level of the Index decreases from the Initial Index Level of 918.90 to an Index closing level of 735.12 on the first Review Date, 781.07 on the second Review Date, 827.01 on the third Review Date and 918.90 on the final Review Date. Because (a) the Index closing levels of 735.12 on the first Review Date, 781.07 on the second Review Date and 827.01 on the third Review Date were less than their applicable Call Levels, and (b) the Index closing level on the final Review Date of 918.90 was equal to its applicable Call Level, the notes are called on the final Review Date, and the investor receives a single payment of $1,214.00 per $1,000 face amount of notes.

Example 4: The level of the Index decreases from the Initial Index Level of 918.90 to an Index closing level of 735.12 on the first Review Date, 781.07 on the second Review Date, 827.01 on the third Review Date and 872.96 on the final Review Date. Because (a) the Index closing levels on first Review Date, second Review Date, third Review Date and final Review Date of 735.12, 781.07, 827.01 and 872.96, respectively, were each less than their applicable Call Levels, the notes are not called, and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the Payment at Maturity is $1,000 per $1,000 face amount of notes.

Example 5: The level of the Index decreases from the Initial Index Level of 918.90 to an Index closing level of 735.12 on the first Review Date, 781.07 on the second Review Date, 827.01 on the third Review Date and 735.12 on the final Review Date. Because (a) the Index closing levels on first Review Date, second Review Date, third Review Date and final Review Date of 735.12, 781.07, 827.01 and 735.12, respectively, were each less than their respective Call Levels, the notes are not called, and (b) the Ending Index Level has declined by more than 10% from the Initial Index Level, the investor will receive a payment that is less than $1,000 for each $1,000 face amount of notes, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

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STEP-UP APPRECIATION POTENTIAL – If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) 5.35% x $1,000 if called on the first Review Date; (ii) 10.70% x $1,000 if called on the second Review Date; (iii) 16.05% x $1,000 if called on the third Review Date or (iv) 21.40% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an automatic call or a Payment at Maturity, is subject to our ability to pay our obligations as they become due.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE – While the original term of the notes is just over two years, the notes will be called before maturity if the Index closing level is at or above the applicable Call Level on any Review Date and you will be entitled to the applicable payment corresponding to that Review Date as set forth on the cover of this pricing supplement.

•
LIMITED PROTECTION AGAINST LOSS – If the notes are not called and the Ending Index Level declines by less than or equal to 10% from the Initial Index Level, you will be entitled to receive the full face amount of your notes at maturity. If the Ending Index Level has declined by more than 10% from the Initial Index Level, for every 1% that the Index has declined by more than 10% from the Initial Index Level, you will lose an amount equal to 1.1111% of the face amount of your notes.

•
CERTAIN TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable under current law to treat the notes as prepaid financial contracts for U.S. federal income tax purposes.  Under this treatment, you should not be required to recognize taxable income prior to the maturity of your notes, other than pursuant to a sale or exchange (including pursuant to a call), and your gain or loss on the notes should be long-term capital gain or loss if you hold the notes for more than one year.

If the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the notes, the timing and/or character of income on the notes might differ materially and adversely. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement. In December 2007, the Department of the Treasury ("Treasury") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the notes (including possible alternative treatments and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement for review notes.

•
YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT – If the notes are not called and the Ending Index Level has declined by more than 10% from the Initial Index Level, you will lose 1.1111% of your face amount for every 1% decline in the Ending Index Level from the Initial Index Level below the 10% Buffer. Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the face amount at maturity.

•
LIMITED RETURN ON THE NOTES – Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significantly greater than the applicable call premium. Because the Index closing level at various times during the term of the notes could be higher than the Index closing levels on the Review Dates and at maturity, you may receive a lower payment if the notes are automatically called or redeemed at maturity, as the case may be, than you would if you had invested directly in the Index.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks composing the S&P 500® Index would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment on any Review Date or at maturity described in this pricing supplement is based on the full face amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank (or its affiliates) will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale of the notes prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the Index closing level on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;
•	the time to maturity of the notes;
•	the market price and dividend rate on the common stocks underlying the Index;
•	interest and yield rates in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the notes, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the pricing date and on the Review Dates could adversely affect the value of the Index and, as a result, could decrease the possibility of your notes being automatically called or the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing levels from June 26, 1999 through June 26, 2009. The Index closing level on June 26, 2009 was 918.90. We obtained the Index closing levels below from Bloomberg and we have not participated in the preparation of, or verified, such information. The price source for determining the Ending Index Level will be the Bloomberg page “S&P 500® Index” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

For further information on the S&P 500® Index, see “S&P 500® Index” in the accompanying product supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer of $15.00 per $1,000 face amount of notes.